Exhibit 23.2

WILLIAM M. COBB & ASSOCIATES, INC.

April 29, 2008

Contango Oil & Gas Company

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

Re:	Contango Oil & Gas Company

Current Report on Form 8-K/A dated April 29, 2008

Gentlemen:

The firm of William M. Cobb & Associates, Inc., consents to the use of its name and to the use of its projections for Contango Oil & Gas Company’s Proved Reserves and Future Net Revenue as of June 30, 2007, in the Current Report on Form 8-K/A dated April 29, 2008.

William M. Cobb & Associates, Inc., has no interests in Contango Oil & Gas Company or in any affiliated companies or subsidiaries and is not to receive any such interest as payment for such reports and has no director, officer, or employee otherwise connected with Contango Oil & Gas Oil Company. Contango Oil & Gas Oil Company does not employ us on a contingent basis.

Yours very truly,

WILLIAM M. COBB & ASSOCIATES, INC.

/s/ FRANK J. MAREK
Frank J. Marek, P.E.
Senior Vice President